# The Qtel Group



Jakarta, Indonesia
June 9, 2008

# Presenters



**Sh. Abdullah Al-Thani**
Chairman

- Chairman of the Board of Directors
- Enhanced Qtel's corporate governance in line with international practices
- Senior oversight over restructuring and regional expansion of Qtel
- Held several high profile positions in Qatar including the Chief of the Royal Court from 2000 to 2005



**Dr. Nasser Marafih**
Chief Executive Officer

- CEO since 2002
- Successfully guided Qtel through its transformation programme
- Restructured the company into business units and corporate centres
- Member of the Board of Directors for Nawras and Al Thuraya Satellite company



**Jeremy Sell**
Head of Business Development

- Joined Qtel in 2006
- Previous roles with Virgin, Orange and US West International
- Trained with Arthur Andersen London, is a Chartered Accountant and an MA from Cambridge University

# Qtel overview

## Ownership



Public
45%
State of Qatar
55%

## Listed on the following exchanges

سوق الدوحة للأوراق المالية
DOHA SECURITIES MARKET

سوق البحرين للأوراق المالية
Bahrain Stock Exchange

ADX
ABU DHABI SECURITIES EXCHANGE

London
STOCK EXCHANGE

## Share price performance versus peers



(In QR)
250
200
150
100
50
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Qtel
Rebased Middle East Telco Index

**Note: Rebased Middle East Telco Index consists of Bahrain Telecom, Etisalat, Jordan Telecom, Oman Telecom and Saudi Telecom**

# Qtel overview

**Standalone**

**Customers (31 Dec 2007)**



Others 1%
Qatar 9%
Oman 6%
Kuwait 7%
Algeria 29%
Tunisia 22%
Iraq 26%

**16.4 million**

**2007 Revenue**



Others 2%
Qatar 43%
Oman 9%
Kuwait 21%
Algeria 10%
Tunisia 8%
Iraq 7%

**US$2.9 billion**

**Employees**



Others 10%
Qatar 22%
Oman 6%
Kuwait 9%
Algeria 16%
Tunisia 15%
Iraq 22%

**9,130 employees**

**Pro-forma**



Qatar 4%
Oman 2%
Kuwait 3%
Algeria 11%
Tunisia 9%
Iraq 10%
Others 0%
Indonesia 61%

**40.9 million**



Indonesia 39%
Qatar 27%
Oman 5%
Kuwait 13%
Algeria 6%
Tunisia 5%
Iraq 4%
Others 1%

**US$4.6 billion**



Qatar 12%
Oman 3%
Kuwait 5%
Algeria 9%
Tunisia 8%
Iraq 12%
Others 6%
Indonesia 45%

**16,722 employees**

# A Focused Strategic Vision

***"To be among the top 20 telecommunications companies in the world by 2020."***

**Middle East and North Africa (MENA)**



**The Subcontinent**



**South East Asia**



**Consumer Telephony**



**Consumer Broadband**



**Corporate Managed Services**



# The Qtel Growth Story: 2005 – 2008

Qtel
Let's Connect

| Jan 2005 | Today[1] |
|---|---|


Qatar


Tunisia
Jordan
Iraq
Palestine
Kuwait
Pakistan
Algeria
Saudi Arabia
Oman
UAE
Qatar
Laos
Cambodia
Singapore
Indonesia
Maldives

| | Jan 2005 | Today[1] |
|---|---|---|
| # of countries with operations | 1 | 16 |
| Consolidated subscribers | 0.5 million | 44 million |

Note:
(1) Includes Indosat. Subscriber numbers as of 31 March 2008

# The Qtel Growth Story: 2005 – 2008



2005
النورس
nawras
TDC
2006
NavLink
at&t
2007
wi-tribe
indosat
StarHub
Shinawatra - Cambodia
LTC- Laos
Singapore Technologies Telemedia
WATANIYA TELECOM
Asiacell
2008
indosat

Qtel is an experienced buyer – History of successful integration

# Qtel has plenty of integration experience

Qtel
Let's Connect

| Post-acquisition strategy | Integration benefits | Work with partners |
|---|---|---|
| ✓ Long term plan<br>✓ Value creation<br>✓ Invest in network<br>✓ Invest in people<br>✓ Social agenda | ✓ Capital Expenditure<br>✓ Products and Services<br>✓ Best Practices | **2007**<br>✓ Orascom<br>✓ Clearwire<br>**2006**<br>✓ AT&T<br>**2005**<br>✓ TDC |

# Acquisition Rationale

1. Indonesia – large and fast growing telecom market
2. Qatar and Indonesia have a strong relationship
3. Qatar's commitment to Indonesia
4. Qtel will be a supportive shareholder to help Indosat grow

# Shareholding Structure

Let's Connect

## Indosat Post-Transaction (1)



State of Qatar
Public
55%
45%
Qtel
Public
Government of Indonesia
44.9%
40.8%
14.3%
indosat

## AMH Post-Transaction1)



Qtel
ST Telemedia
25.0%
75.0%
AMH
49.2%
Starhub Ltd
Cambodia / Lao assets

Note: (1) Diagrams are simplified and depict direct and indirect shareholdings and approximate percentage shareholdings

# Transaction Summary

- S$2.4bn for entire AMH stake (40.8%) in Indosat
- Implied acquisition price of Rp7,388[1]

Note: (1) Average of BI exchange rates for transactions (buy and sell) on 6 June 2008

# Q&A



# Thank you for your attention

Any further questions?

Qtel Investor Relations Department
Tel: +974-440-0088
Fax: +974-483-0011
investor@qtel.com.qa